Mail Stop 3561

February 3, 2009

Mr. Richard Goudis, CFO
Herbalife, Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

     Re: **Herbalife, Ltd.**
             Form 10-K for Fiscal Year Ended December 31, 2007
             File No. 001-32381

Dear Mr. Goudis:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Tia Jenkins
             Senior Assistant Chief Accountant
             Office of Beverages, Apparel and
             Health Care Services